WINRAISE GROUP, INC.
Rm. 411, Kam Hon Industrial Building
8 Wang Kwun Road, Kowloon Bay, Hong Kong
Special Administrative Region of
The People’s Republic of China

July 28, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Winraise Group, Inc.
Form RW – Withdrawal of Registration Statement on Form S-1
Registration File No. 333-149003

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Winraise Group, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333-149003) (the “Registration Statement”).

The Company has determined, because of unfavorable market conditions, not to proceed with the registration and sale of its common stock as contemplated by the Registration Statement.  The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

If you have questions regarding this application for withdrawal, please call John Yung at Bullivant Houser Bailey PC, the Company’s counsel, at (916) 930-2524.

Sincerely,

Winraise Group, Inc.

By:      Wai Chuen Ying
Wai Chuen Ying,
Chief Executive Officer